Filed by Tritium DCFC Limited pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Decarbonization Plus Acquisition Corporation II

Commission File No.: 001-40000

Tritium Unveils Groundbreaking Line of EV Fast Chargers Designed for More Cost-Effective Operations and Infrastructure Deployment

Tritium introduces the PKM, an innovative fast charging solution that creates a unique DC microgrid architecture, an industry first that allows the Company to create a pool of shared power for the full system to access.

The PKM150 is the first charger in the PKM line and the first charger that enables a shared power system, designed to reduce customers’ capital investment while maintaining high charger availability and power output to EVs.

Brisbane, Australia, December 8, 2021 – Tritium Holdings Pty Ltd (“Tritium” or the “Company”), a leading global developer and manufacturer of direct current (“DC”) fast charging technology for electric vehicles (“EVs”), today unveiled the PKM, the Company’s new architecture and line of fast chargers.

The PKM line is designed to break the linear relationship between the power conversion equipment, which manages the electrical grid feed to the site, and charger power output, which manages electricity delivery to an EV. This development grants charge point operators the freedom to share one central source of converted DC power around the site. Since the infrastructure is shared, less equipment is needed, enabling operators to deploy more charging stations and increase the number of fast chargers available for EV drivers.

The PKM represents the Company’s most innovative line of fast chargers, greatly expanding the Company’s unique approach to modular and scalable charging architecture, with a groundbreaking system focused on providing customers with the flexibility to size charging sites for today’s demand and also easily scale infrastructure to meet future site and EV charging capabilities.

“One of the biggest challenges in the EV charging industry right now is increasing utilization without increasing driver waiting times for a charge. Operating and capital costs are traditionally proportional to peak power requirements, yet the revenue our customers generate comes from average power delivery,” said Tritium Co-Founder and Chief Growth Officer David Finn. “The PKM provides a new, distributed architecture that delivers unique site capital efficiency and scalability. With the PKM150, we’ve built a strong foundational model for this new platform that will offer our customers the opportunity to deploy more capital efficient sites, which will in turn allow them to build more charging sites across their networks.”

The PKM150 is the first fast charging system to be announced on the Company’s new PKM architecture. The PKM150 system leverages Tritium’s patented liquid-cooled modular design, pioneered with the Company’s award-winning RTM fast charger, and provides customers with the opportunity to choose between 50kW, 100kW or 150kW of dual-cable charging station power to meet their business needs. The modular construction of these chargers makes them faster and easier to service and build compared to non-modular systems. Through the modular design, Tritium can provide customers with chargers, components and modules that have been rigorously field tested and are interchangeable between models. This vision is already being realized, with up to 80% of the same components being used between the RTM and PKM150 charging stations.

“Our customers are critical to Tritium’s success, and through our more than ten years of fast charging experience they have provided Tritium with the valuable insights and a description of the features they need to optimize their business,” said Tritium Chief Revenue Officer David Toomey. “The PKM150 leverages customer feedback along with the data and knowledge Tritium has acquired from delivering more than 3.6 million high-power charging sessions, to provide Tritium’s highest degree of product performance and flexibility. With the PKM150, our customers can truly grow and scale their fast charging infrastructure to meet rapidly evolving industry, growing driver and battery technology demands through our advanced hardware and software.”

The DC microgrid unique to the PKM architecture transmits power across the system at 950V DC rather than 400V alternating current (“AC”). This design reduces the gauge of cabling in half, which can lead to up to tens of thousands of dollars in savings for small charging sites and hundreds of thousands of dollars in savings for large charging sites.

“This is an exciting time for the e-mobility industry. We’ve reached a tipping point and transportation as we know it is experiencing a major transition. Economies are moving from oil powered transport to transport powered by electricity, and with that, we believe internal combustion engine vehicles are becoming an obsolete technology,” said Jane Hunter, Tritium CEO. “Tritium is well-positioned to be a continued leader within this industry and grow our global market share, and the PKM150 only further solidifies our intention to be the world’s premiere fast charging provider. The PKM150 and wider PKM product line will continue Tritium’s market-leading position as the only fully liquid cooled IP65-rated DC fast charger. Tritium continues to innovate, with the PKM architecture providing unparalleled site scalability and the optimal configuration for our charge point operator customers to maximize their site revenue.”

This announcement comes on the heels of the announcement of Tritium’s record-setting sales in the third calendar quarter of 2021, and precedes an anticipated public listing for the Company on the Nasdaq in January 2022, through a business combination with Decarbonization Plus Acquisition Corporation II (NASDAQ: DCRN, DCRNW, DCRNU).

About Tritium

Founded in 2001, Tritium designs and manufactures proprietary hardware and software to create advanced and reliable DC fast chargers for electric vehicles. Tritium’s compact and robust chargers are designed to look great on Main Street and thrive in harsh conditions, through technology engineered to be easy to install, own, and use. Tritium is focused on continuous innovation in support of our customers around the world.

As announced on May 26, 2021, Tritium has entered into a definitive agreement for a business combination (the “Business Combination”) with Decarbonization Plus Acquisition Corporation II (NASDAQ: DCRN, DCRNW, DCRNU) (“DCRN”), a publicly traded special purpose acquisition company (SPAC), that would result in Tritium DCFC Limited (“NewCo”), which will be the going-forward company, becoming publicly listed. Completion of the proposed transaction is subject to customary closing conditions, including approval of DCRN’s stockholders, and is expected to occur in January 2022.

For more information, visit tritiumcharging.com

About Decarbonization Plus Acquisition Corporation II

Decarbonization Plus Acquisition Corporation II is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with a target whose principal effort is developing and advancing a platform that decarbonizes the most carbon-intensive sectors. These include the energy and agriculture, industrials, transportation and commercial and residential sectors. DCRN is sponsored by an affiliate of Riverstone Holdings LLC and represents a further expansion of Riverstone’s 15-year franchise in low-carbon investments, having established industry leading, scaled companies with more than US$5 billion of equity invested in renewables.

Important Information and Where to Find It

In connection with the proposed Business Combination, NewCo, which will be the going-forward public company, filed a preliminary registration statement on Form F-4, (as amended, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a preliminary proxy statement of DCRN. After the Registration Statement has been cleared by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of DCRN as of a record date to be established for voting on the proposed Business Combination. INVESTORS AND SECURITY HOLDERS OF DCRN ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND THE EFFECTIVE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TRITIUM, DCRN, NEWCO AND THE BUSINESS COMBINATION. Investors and security holders will also be able to obtain copies of the Registration Statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov.

Participants in the Solicitation

DCRN and its directors and executive officers may be deemed participants in the solicitation of proxies from DCRN’s stockholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in DCRN is contained in DCRN’s filings with the SEC, including DCRN’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021, and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the interests of such participants will be set forth in the Registration Statement for the proposed Business Combination when available. NewCo and Tritium and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of DCRN in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be contained in the Registration Statement for the proposed Business Combination when available.

No Offer or Solicitation

This document does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This document also does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward Looking Statements

Certain statements made in this document are “forward-looking statements” with respect to the proposed Business Combination and including statements regarding the benefits of the Business Combination, the anticipated timing of the Business Combination, the anticipated consummation and timing of the private offering of ordinary shares in the capital of NewCo to a certain investor (the “PIPE Financing”), the services offered by Tritium and the markets in which it operates, and NewCo’s projected future results. These forward-looking statements generally are identified by the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “targets,” “may,” “will,” “should,” “would,” “will be,” “will continue,” “will likely result,” “future,” “propose,” “strategy,” “opportunity” and variations of these words or similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or are not statements of historical matters are intended to identify forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, guarantees, assurances, predictions or definitive statements of fact or probability regarding future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside NewCo’s, Tritium’s or DCRN’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to complete the Business Combination or the PIPE Financing in a timely manner or at all (including due to the failure to receive required stockholder or shareholder, as applicable, approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by DCRN’s public stockholders, and the receipt of certain governmental and regulatory approvals), which may adversely affect the price of DCRN’s securities; the inability of the Business Combination to be completed by DCRN’s Business Combination deadline and the potential failure to obtain an extension of the Business Combination deadline if sought by DCRN; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed Business Combination or the PIPE Financing; the inability to recognize the anticipated benefits of the proposed Business Combination; the inability to obtain or maintain the listing of NewCo’s shares on a national exchange following the proposed Business Combination; costs related to the proposed Business Combination; the risk that the proposed Business Combination disrupts current plans and operations, business relationships or business generally as a result of the announcement and consummation of the proposed Business Combination; NewCo’s ability to manage growth; NewCo’s ability to execute its business plan and meet its projections; potential disruption in NewCo’s employee retention as a result of the Business Combination; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving NewCo, Tritium or DCRN, including in relation to the Business Combination; changes in applicable laws or regulations and general economic and market conditions impacting demand for Tritium’s or NewCo’s products and services; and other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed Business Combination, including those under “Risk Factors” therein, and in DCRN’s other filings with the SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statement, and NewCo and DCRN assume no obligation and do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Neither NewCo nor DCRN gives any assurance that either NewCo or DCRN will achieve its expectations.

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Tritium Media Contact

Jack Ulrich

media@tritium.com.au

Tritium Investors Contact

Caldwell Bailey

ICR, Inc.

TritiumIR@icrinc.com